UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-26621

NIC Inc.
(Exact name of registrant as specified in its charter)

25501 West Valley Parkway, Suite 300
Olathe, Kansas 66061
(877) 234-3468
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*
Pursuant to the requirements of the Securities Exchange Act of 1934, NIC Inc. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 3, 2021	NIC Inc.

	By:	/s/ Brian K. Miller
	Name:	Brian K. Miller
	Title:	Vice President and Treasurer

*Explanatory Note: On February 9, 2021, Tyler Technologies, Inc., a Delaware corporation (“Parent”), Topos Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and NIC Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company. Pursuant to the Merger Agreement, on April 21, 2021, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.